UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


Planet Payment, Inc.
(Name of Issuer)


Common Stock, par value $0.01
(Title of Class of Securities)


U72603118
(CUSIP Number)

James W. DeYoung, Jr.
Goudy Park Capital, L.P.
1 N. Franklin St. Suite 350
Chicago, IL 60606
(312) 932-8187
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.  Names of Reporting Persons.

Goudy Park Capital, L.P.
2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.  SEC Use Only
4.  Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization
Delaware


   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:


7.  Sole Voting Power

NONE



8.  Shared Voting Power

2,804,828



9.  Sole Dispositive Power

None



10.  Shared Dispositive Power

2,804,828

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,804,828
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.  Percent of Class Represented by Amount in Row (11)
5.02%
14.  Type of Reporting Person
IA



ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Plant Payment,
Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 670 Long Beach Blvd., Long Beach, New York 11561.

ITEM 2. IDENTITY AND BACKGROUND

a), (f) This statement is being filed by:


(i)
Goudy Park Capital, L.P., a Delaware limited partnership ("Goudy Park");


(ii)
Goudy Park Management, LLC, a Delaware limited liability company
 ("Goudy Park Management"); and


(iii)
James W. DeYoung, Jr., a citizen of the United States of America (together with
 Goudy Park and Goudy Park
Management, the "Reporting Persons").
The Reporting Persons have entered into a joint filing agreement, dated as of
 February 9, 2015.
(b) The address of the principal business and principal office of each of the Reporting Persons is 1 N. Franklin St., Suite 350,
Chicago, IL 60606.
(c) Goudy Park's principal business is to serve as investment advisor to certain affiliated funds.
Goudy Park Management's principal business is to serve as the sole general partner of Goudy Park.
The principal occupation of James W. DeYoung, Jr. is to serve as the Managing
 Member of Goudy Park and the Managing
Member of Goudy Park Management.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Goudy Park advises the accounts of Goudy Park Capital, L.P., a Delaware limited partnership ("GPC"), and Bella Coola, L.P., a Delaware limited partnership ("BC" and together with GPC, the
 "Goudy Park Funds").

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase , hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects , or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the
 Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j)
 of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons beneficially own 2,804,828 shares of Common Stock (the "Subject Shares"). The Subject Shares
represent approximately 5.02% of the shares of Common Stock outstanding, based on 55,808,613 shares of Common Stock
outstanding as of October 31, 2014 as reported in the Issuer's Schedule
 10-Q filed on November 6, 2014.
Goudy Park, as the investment adviser to the Goudy Park Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of)
 the Subject Shares. As the general partner of Goudy Park, Goudy Park Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of
 James W. DeYoung, Jr.'s position as the Managing Member of Goudy
Park and Managing Member of Goudy Park Management, James W. DeYoung Jr.
 may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.


Manager
Tran
Quantity
Price
Trade
Date
Goudy Park Management LLC
BY
300,000
1.56
2/2/2015

BY
4,300
1.57
1/30/2015

BY
2,200
1.57
1/30/2015

SL
367
1.71
1/29/2015

SL
8,769
1.67
1/29/2015

BY
11,000
1.62
1/28/2015

BY
100,000
1.65
1/27/2015

BY
7,881
1.77
1/23/2015

SL
1,444
1.88
1/22/2015

SL
9,553
1.90
1/21/2015

SL
1,230
1.85
1/20/2015

BY
5,000
1.79
1/14/2015

BY
9,000
1.95
1/9/2015

BY
25,445
1.97
12/31/2014

BY
2,000
2.02
12/31/2014

BY
18,000
1.91
12/30/2014

BY
3,100
2.00
12/29/2014

BY
42,024
1.98
12/26/2014

BY
10,000
2.01
12/24/2014

SL
2,200
2.08
12/23/2014

SL
5,000
2.04
12/18/2014

SL
600
2.07
12/18/2014

SL
1,900
1.92
12/16/2014

SL
1,600
1.92
12/16/2014

SL
50,000
1.81
12/15/2014

SL
500
1.72
12/12/2014

SL
1,000
1.70
12/12/2014

BY
50,508
1.68
12/12/2014

BY
100
1.66
12/11/2014

SL
152
1.67
12/11/2014

BY
500,000
1.60
12/10/2014

BY
5,000
1.60
12/10/2014

BY
1,000
1.55
12/9/2014

BY
4,806
1.58
12/9/2014

BY
3,000
1.60
12/8/2014

BY
23,000
1.63
12/5/2014
(d) The Goudy Park Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Securities. Only
Goudy Park Capital, LP owns more than 5% of the Common Stock
(calculated in a manner analogous to that described in Item 5(a)).
(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015
Goudy Park Capital L.P.

By: Goudy Park Management, LLC, its General Partner

By	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.
	 	Managing Member

Goudy Park Management, LLC

By	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.
	 	Managing Member

	 	/s/ James W. DeYoung, Jr.
	 	James W. DeYoung, Jr.